EXHIBIT 99.1

 SERVICE CORPORATION INTERNATIONAL
ANNOUNCES FIRST QUARTER 2021 FINANCIAL RESULTS
AND INCREASES 2021 GUIDANCE

## Conference call on Tuesday, May 4, 2021, at 8:00 a.m. Central Time.

**HOUSTON, Texas, May 3, 2021** . . . Service Corporation International (NYSE: SCI), the largest provider of deathcare products and services in North America, today reported results for the first quarter of 2021.

**Tom Ryan, the Company's President, Chairman, and Chief Executive Officer, commented on COVID-19 and first quarter results:**

"Today we are reporting earnings per share of $1.33 and net cash provided by operating activities of $298 million for the quarter. The $0.88 growth in earnings per share in the quarter was primarily driven by increased comparable preneed cemetery sales production and continued elevated COVID-19 mortality, which resulted in an increase in both funeral services performed and burials in our cemeteries. Comparable preneed cemetery sales production grew $130 million, or 67%, during the quarter driven by an increase in sales velocity, sales averages, and large sales activity. Net cash provided by operating activities grew approximately $118 million over the prior year quarter, primarily due to increased operating profit.

Based on our first quarter results, we are raising the midpoint of our full year adjusted earnings per share guidance fifteen cents to $2.85 and the midpoint of our adjusted operating cash flow guidance to $687.5 million. Our long-term earnings growth framework remains in place, we will maintain focus on our core strategies of growing revenue by remaining relevant to our client families, leveraging our scale, and maximizing our capital deployment opportunities in a disciplined and balanced manner.

The health, safety and well-being of our SCI family remains a top priority as our dedicated teams continue to provide essential services for our client families. I would like to thank our entire SCI family, particularly our frontline associates, for your continued courage and resolve, but also for focusing on what we do best, which is helping our client families gain closure and healing through the process of grieving, remembrance, and celebration."

**First Quarter Highlights:**

- Revenue grew $275 million over the prior year quarter to $1.1 billion.
- GAAP earnings per share were $1.33.
- Adjusted earnings per share grew $0.89 over the prior year quarter to $1.32.
- Funeral preneed sales grew $35 million, or 16%.
- Cemetery preneed sales grew $130 million, or 67%.
- Comparable funeral gross profit grew 82% and margin expanded 1,030 basis points to 31.0%.
- Comparable cemetery gross profit grew 147% and margin expanded 1,540 basis points to 40.7%.

# FIRST QUARTER SUMMARY

Details of our first quarter of 2021 financial results and the unaudited consolidated financial statements can be found in the Appendix at the end of this press release. The table below summarizes our key financial results.

| (Dollars in millions, except for per share amounts) | Three months ended March 31, | |
| --- | --- | --- |
| | **2021** | **2020** |
| Revenue | $ 1,078.0 | $ 803.0 |
| Operating income | $ 342.0 | $ 151.8 |
| Net income attributable to common stockholders | $ 228.9 | $ 81.9 |
| Diluted earnings per share | $ 1.33 | $ 0.45 |
| Earnings excluding special items [1] | $ 227.9 | $ 78.5 |
| Diluted earnings per share excluding special items [1] | $ 1.32 | $ 0.43 |
| Diluted weighted average shares outstanding | 172.4 | 183.6 |
| Net cash provided by operating activities | $ 297.6 | $ 180.0 |

(1) Earnings excluding special items and diluted earnings per share excluding special items are non-GAAP financial measures. These items are also referred to as "adjusted earnings per share". A reconciliation from net income attributable to common stockholders and diluted earnings per share in accordance with generally accepted accounting principles in the United States (GAAP) can be found later in this press release under the heading "Non-GAAP Financial Measures" in the Appendix at the end of this press release.

- Diluted earnings per share were $1.33 in the first quarter of 2021 compared to $0.45 in the first quarter of 2020. The current year quarter was impacted by a $3.2 million unfavorable reduction in net gains on divestitures and impairment charges. Diluted earnings per share excluding special items were $1.32 in the first quarter of 2021 compared to $0.43 in the first quarter of 2020. The growth of $0.89 is due to higher gross profit related to strong growth in cemetery recognized preneed revenue primarily driven by a more productive and efficient sales force as well as increased funeral services and burials performed due to the ongoing COVID-19 pandemic. Our current period results also benefited from fewer shares outstanding and lower interest expense partially offset by an increase in our adjusted effective tax rate.

- Net cash provided by operating activities increased $117.6 million to $297.6 million in the first quarter of 2021 compared to $180.0 million in the first quarter of 2020. Our strong growth in gross profit primarily from strong preneed cemetery sales production was somewhat offset by unfavorable working capital changes including the timing of our payroll funding versus the prior year quarter.

# UPDATED OUTLOOK FOR 2021

The guidance provided below has a wider range than usual for the twelve month period due to the continued uncertainty around the impact of the COVID-19 pandemic. Our outlook for net cash provided by operating activities excluding special items reflects an estimated $20 million of payroll tax payments in 2021 that were deferred from 2020 as allowed under the CARES Act. We will also incur normal payroll taxes in 2021 of approximately $40 million (which we were able to defer in 2020). These combined items represent a $60 million of additional cash outflows when compared to 2020.

| (Dollars in millions, except per share amounts) | Original 2021 Outlook | Revised 2021 Outlook |
|---|---|---|
| Diluted earnings per share excluding special items [1] | $2.50 - $2.90 | $2.70 - $3.00 |
| Net cash provided by operating activities excluding special items [1] | $600 - $700 | $650 - $725 |
| *Cash taxes included in Net cash provided by operating activities excluding special items [1]* | *$160* | *$180* |
| Capital improvements at existing locations and cemetery development expenditures | $235 - $255 | $235 - $255 |

(1) Diluted earnings per share excluding special items and net cash provided by operating activities excluding special items are non-GAAP financial measures. We normally reconcile these non-GAAP financial measures from diluted earnings per share and net cash provided by operating activities; however, diluted earnings per share and net cash provided by operating activities calculated in accordance with GAAP are not currently accessible on a forward-looking basis. Our outlook for 2021 excludes the following because this information is not currently available for 2021: Expenses net of insurance recoveries related to hurricanes, gains or losses associated with asset divestitures, gains or losses associated with the early extinguishment of debt, potential tax reserve adjustments and IRS payments and/or refunds, acquisition and integration costs, system implementation and transition costs, and potential costs associated with settlements of litigation or the recognition of receivables for insurance recoveries associated with litigation, or deferred tax payments. The foregoing items could materially impact our forward-looking diluted earnings per share and/or our net cash provided by operating activities calculated in accordance with GAAP, consistent with the historical disclosures found in the Appendix at the end of this press release under the heading "Non-GAAP Financial Measures".

# CONFERENCE CALL AND WEBCAST

We will host a conference call on Tuesday, May 4, 2021, at 8:00 a.m. Central Time. A question and answer session will follow a brief presentation made by management. The conference call dial-in numbers are (888) 317-6003 (US) or (412) 317-6061 (International) with the passcode of 2982081. The conference call will also be broadcast live via the Internet and can be accessed through our website at www.sci-corp.com. A replay of the conference call will be available through May 11, 2021 and can be accessed at (877) 344-7529 (US) or (412) 317-0088  (International) with the passcode of 10153986. Additionally, a replay of the conference call will be available on our website for approximately three months.

# ABOUT SERVICE CORPORATION INTERNATIONAL

Service Corporation International (NYSE: SCI), headquartered in Houston, Texas, is North America's leading provider of funeral, cemetery and cremation services, as well as final-arrangement planning in advance. We offer families exceptional service in planning life celebrations and personalized remembrances. Our Dignity Memorial® brand serves approximately 500,000 families each year with professionalism, compassion, and attention to detail. At March 31, 2021, we owned and operated 1,461 funeral service locations and 484 cemeteries (of which 296 are combination locations) in 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. For more information about Service Corporation International, please visit our website at www.sci-corp.com. For more information about Dignity Memorial®, please visit www.dignitymemorial.com.

**For additional information contact:**

| | | |
|---|---|---|
| Investors: | Debbie Young - Director / Investor Relations | (713) 525-9088 |
| Media: | Jay Andrew - Director / Corporate Communications | (713) 525-3468 |

# CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts are forward-looking statements made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," or "predict," that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by us, or on our behalf. Important factors, which could cause actual results to differ materially from those in forward-looking statements include, among others, the following:

- Continued effects from the COVID-19 pandemic could have material adverse consequences for our business and results of operations.
- Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.
- We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.
- Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.
- Our credit agreements contain covenants that may prevent us from engaging in certain transactions.
- If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.
- Increasing death benefits related to preneed contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed service.
- The financial condition of third-party insurance companies that fund our preneed contracts may impact our future revenue.
- Unfavorable publicity could affect our reputation and business.
- We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.
- Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.
- Any failure to maintain the security of the information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.
- Our Canadian business exposes us to operational, economic, and currency risks.
- Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.
- A failure of a key information technology system or process could disrupt and adversely affect our business.
- Failure to maintain effective internal control over financial reporting could adversely affect our results of operations, investor confidence, and our stock price.
- The funeral and cemetery industry is competitive.
- If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.
- If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.
- The continuing upward trend in the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.
- Our funeral and cemetery businesses are high fixed-cost businesses.
- Regulation and compliance could have a material adverse impact on our financial results.
- Unfavorable results of litigation could have a material adverse impact on our financial statements.
- Cemetery burial practice claims could have a material adverse impact on our financial results.
- The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.
- Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2020 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at www.sci-corp.com. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us whether as a result of new information, future events, or otherwise.



# SERVICE CORPORATION INTERNATIONAL

# APPENDIX: RESULTS FOR THE FIRST QUARTER OF 2021

## Consolidated Statement of Operations (Unaudited)

| (Dollars in thousands, except per share amounts) | Three months ended | |
|---|---|---|
| | March 31, | |
| | **2021** | **2020** |
| Revenue | $ 1,077,981 | $ 802,965 |
| Cost of revenue | (700,474) | (623,921) |
| Gross profit | 377,507 | 179,044 |
| Corporate general and administrative expenses | (36,733) | (31,813) |
| Gains on divestitures and impairment charges, net | 1,266 | 4,545 |
| Operating income | 342,040 | 151,776 |
| Interest expense | (35,812) | (44,351) |
| Losses on early extinguishment of debt, net | — | (139) |
| Other income (expense), net | 341 | (1,247) |
| Income before income taxes | 306,569 | 106,039 |
| Provision for income taxes | (77,614) | (24,038) |
| Net income | 228,955 | 82,001 |
| Net income attributable to noncontrolling interests | (76) | (60) |
| Net income attributable to common stockholders | $ 228,879 | $ 81,941 |
| Basic earnings per share: | | |
| Net income attributable to common stockholders | $ 1.35 | $ 0.45 |
| Basic weighted average number of shares | 169,918 | 180,854 |
| Diluted earnings per share: | | |
| Net income attributable to common stockholders | $ 1.33 | $ 0.45 |
| Diluted weighted average number of shares | 172,367 | 183,585 |

# Consolidated Balance Sheet (Unaudited)

**(Dollars in thousands, except share amounts)**

| | | March 31, 2021 | | December 31, 2020 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 243,726 | $ | 230,857 |
| Receivables, net | | 89,590 | | 92,939 |
| Inventories | | 25,945 | | 23,929 |
| Other | | 28,224 | | 28,427 |
| Total current assets | | 387,485 | | 376,152 |
| Preneed receivables, net and trust investments | | 5,549,121 | | 5,345,720 |
| Cemetery property | | 1,865,261 | | 1,879,340 |
| Property and equipment, net | | 2,136,826 | | 2,133,664 |
| Goodwill | | 1,882,513 | | 1,880,007 |
| Deferred charges and other assets, net | | 1,085,326 | | 1,080,053 |
| Cemetery perpetual care trust investments | | 1,881,728 | | 1,820,489 |
| Total assets | $ | 14,788,260 | $ | 14,515,425 |
| **LIABILITIES & EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued liabilities | $ | 550,072 | $ | 575,948 |
| Current maturities of long-term debt | | 217,062 | | 228,352 |
| Income taxes payable | | 74,648 | | 11,634 |
| Total current liabilities | | 841,782 | | 815,934 |
| Long-term debt | | 3,439,102 | | 3,514,182 |
| Deferred revenue, net | | 1,501,574 | | 1,488,909 |
| Deferred tax liability | | 438,263 | | 437,308 |
| Other liabilities | | 423,065 | | 420,039 |
| Deferred receipts held in trust | | 4,422,331 | | 4,272,382 |
| Care trusts' corpus | | 1,871,483 | | 1,814,050 |
| Equity: | | | | |
| Common stock, $1 per share par value, 500,000,000 shares authorized, 175,051,063 and 174,792,272 shares issued, respectively, and 168,837,094 and 170,717,236 shares outstanding, respectively | | 168,837 | | 170,717 |
| Capital in excess of par value | | 975,232 | | 981,934 |
| Retained earnings | | 662,271 | | 560,731 |
| Accumulated other comprehensive income | | 44,371 | | 39,366 |
| Total common stockholders' equity | | 1,850,711 | | 1,752,748 |
| Noncontrolling interests | | (51) | | (127) |
| Total equity | | 1,850,660 | | 1,752,621 |
| Total liabilities and equity | $ | 14,788,260 | $ | 14,515,425 |

# Consolidated Statement of Cash Flows (Unaudited)

| (Dollars in thousands) | Three months ended March 31, | |
|---|---|---|
| | 2021 | 2020 |
| **Cash flows from operating activities:** | | |
| Net income | $ 228,955 | $ 82,001 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Losses on early extinguishment of debt, net | — | 139 |
| Depreciation and amortization | 39,558 | 37,912 |
| Amortization of intangibles | 5,335 | 5,257 |
| Amortization of cemetery property | 28,929 | 13,924 |
| Amortization of loan costs | 1,526 | 1,276 |
| Provision for expected credit losses | 3,824 | 3,197 |
| Provision for deferred income taxes | 553 | 4,233 |
| Gains on divestitures and impairment charges, net | (1,266) | (4,545) |
| Share-based compensation | 3,500 | 3,406 |
| Change in assets and liabilities, net of effects from acquisitions and dispositions: | | |
| Decrease in receivables | 2,525 | 2,460 |
| (Increase) decrease in other assets | (12,204) | 10,549 |
| Increase (decrease) in payables and other liabilities | 43,046 | (4,832) |
| Effect of preneed sales production and maturities: | | |
| (Increase) decrease in preneed receivables, net and trust investments | (66,194) | 19,134 |
| Increase in deferred revenue, net | 19,660 | 12,908 |
| Decrease in deferred receipts held in trust | (141) | (7,027) |
| Net cash provided by operating activities | 297,606 | 179,992 |
| **Cash flows from investing activities:** | | |
| Capital expenditures | (42,274) | (52,275) |
| Business acquisitions, net of cash acquired | (1,160) | (26,349) |
| Real estate acquisitions | (5,608) | (2,114) |
| Proceeds from divestitures and sales of property and equipment | 4,045 | 11,324 |
| Payments for Company-owned life insurance policies | (18) | (3,770) |
| Proceeds from Company-owned life insurance policies and other | — | 3,519 |
| Net cash used in investing activities | (45,015) | (69,665) |
| **Cash flows from financing activities:** | | |
| Proceeds from issuance of long-term debt | 20,000 | 75,000 |
| Scheduled payments of debt | (9,023) | (8,222) |
| Early payments of debt | (100,000) | (25,792) |
| Principal payments on finance leases | (6,652) | (10,254) |
| Proceeds from exercise of stock options | 2,282 | 15,126 |
| Purchase of Company common stock | (106,135) | (123,102) |
| Payments of dividends | (35,568) | (34,414) |
| Bank overdrafts and other | (7,932) | 1,575 |
| Net cash used in financing activities | (243,028) | (110,083) |
| Effect of foreign currency | 1,412 | (8,249) |
| Net increase (decrease) in cash, cash equivalents, and restricted cash | 10,975 | (8,005) |
| Cash, cash equivalents, and restricted cash at beginning of period | 238,610 | 242,620 |
| Cash, cash equivalents, and restricted cash at end of period | $ 249,585 | $ 234,615 |

# Consolidated Segment Results

(See definitions of revenue line items later in this appendix.)

| (Dollars in millions, except funeral services performed and average revenue per service) | Three months ended March 31, | |
|---|---|---|
| | **2021** | **2020** |
| **Consolidated funeral:** | | |
| Atneed revenue | $ 338.1 | $ 264.8 |
| Matured preneed revenue | 190.2 | 163.6 |
| Core revenue | 528.3 | 428.4 |
| Non-funeral home revenue | 19.7 | 14.5 |
| Recognized preneed revenue | 41.7 | 32.8 |
| Other revenue | 29.7 | 29.2 |
| Total revenue | $ 619.4 | $ 504.9 |
| | | |
| Gross profit | $ 190.7 | $ 103.6 |
| Gross profit percentage | 30.8 % | 20.5 % |
| | | |
| Funeral services performed | 106,410 | 86,490 |
| Average revenue per service | $ 5,150 | $ 5,121 |

| (Dollars in millions) | Three months ended March 31, | |
|---|---|---|
| | **2021** | **2020** |
| **Consolidated cemetery:** | | |
| Atneed property revenue | $ 44.3 | $ 24.8 |
| Atneed merchandise and service revenue | 80.3 | 60.3 |
| Total atneed revenue | 124.6 | 85.1 |
| Recognized preneed property revenue | 218.3 | 116.1 |
| Recognized preneed merchandise and service revenue | 85.8 | 68.7 |
| Total recognized preneed revenue | 304.1 | 184.8 |
| Core revenue | 428.7 | 269.9 |
| Other cemetery revenue | 29.8 | 28.2 |
| Total revenue | $ 458.5 | $ 298.1 |
| | | |
| Gross profit | $ 186.8 | $ 75.5 |
| Gross profit percentage | 40.7 % | 25.3 % |

# Comparable Funeral Results

The table below details comparable funeral results of operations ("same store") for the three months ended March 31, 2021 and 2020. We consider comparable funeral operations to be those businesses owned for the entire period beginning January 1, 2020 and ending March 31, 2021.

| (Dollars in millions, except average revenue per service and average revenue per contract sold) | Three months ended March 31, | | | |
|---|---|---|---|---|
| | **2021** | **2020** | **Var** | **%** |
| **Comparable funeral revenue:** | | | | |
| Atneed revenue [1] | $ 332.2 | $ 263.2 | $ 69.0 | 26.2 % |
| Matured preneed revenue [2] | 189.0 | 163.1 | 25.9 | 15.9 % |
| Core revenue [3] | 521.2 | 426.3 | 94.9 | 22.3 % |
| Non-funeral home revenue [4] | 19.6 | 14.4 | 5.2 | 36.1 % |
| Recognized preneed revenue [5] | 41.4 | 32.8 | 8.6 | 26.2 % |
| Other revenue [6] | 29.6 | 29.3 | 0.3 | 1.0 % |
| Total comparable revenue | $ 611.8 | $ 502.8 | $ 109.0 | 21.7 % |
| | | | | |
| Comparable gross profit | $ 189.5 | $ 104.3 | $ 85.2 | 81.7 % |
| Comparable gross profit percentage | 31.0 % | 20.7 % | 10.3 % | |
| | | | | |
| **Comparable funeral services performed:** | | | | |
| Atneed | 59,439 | 47,680 | 11,759 | 24.7 % |
| Matured preneed | 31,298 | 26,894 | 4,404 | 16.4 % |
| Total core | 90,737 | 74,574 | 16,163 | 21.7 % |
| Non-funeral home | 14,444 | 11,489 | 2,955 | 25.7 % |
| Total comparable funeral services performed | 105,181 | 86,063 | 19,118 | 22.2 % |
| Core cremation rate | 52.0 % | 51.8 % | 0.2 % | |
| Total comparable cremation rate [7] | 58.5 % | 58.2 % | 0.3 % | |
| | | | | |
| **Comparable funeral sales average revenue per service:** | | | | |
| Atneed | $ 5,589 | $ 5,520 | $ 69 | 1.3 % |
| Matured preneed | 6,039 | 6,065 | (26) | (0.4)% |
| Total core | 5,744 | 5,716 | 28 | 0.5 % |
| Non-funeral home | 1,357 | 1,253 | 104 | 8.3 % |
| Total comparable average revenue per service | $ 5,142 | $ 5,121 | $ 21 | 0.4 % |
| | | | | |
| **Comparable funeral preneed sales production:** | | | | |
| Total preneed sales | $ 250.0 | $ 214.7 | $ 35.3 | 16.4 % |
| Core contracts sold | 32,275 | 29,122 | 3,153 | 10.8 % |
| Non-funeral home contracts sold | 23,015 | 16,295 | 6,720 | 41.2 % |
| Core average revenue per contract sold | $ 5,719 | $ 5,807 | $ (88) | (1.5)% |
| Non-funeral home average revenue per contract sold | $ 2,844 | $ 2,801 | $ 43 | 1.5 % |

(1) Atneed revenue represents merchandise and services sold and delivered or performed once death has occurred.

(2) Matured preneed revenue represents merchandise and services sold on a preneed contract through our core funeral homes, which have been delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of merchandise and services sold on an atneed contract or preneed contract, which were delivered or performed once death has occurred through our core funeral homes.

(4) Non-funeral home revenue represents services sold on a preneed or atneed contract through one of our non-funeral home sales channels (e.g. SCI Direct) and performed once death has occurred.

(5) Recognized preneed revenue represents travel protection, net and merchandise sold on a preneed contract and delivered before death has occurred.

(6) Other revenue primarily comprises general agency revenue, which is commissions we receive from third-party insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed arrangements.

(7) Total comparable cremation rate includes the impact of cremation services through our non-funeral sales channel (e.g. SCI Direct).

- Total comparable funeral revenue increased by $109.0 million, or 21.7%, in the first quarter of 2021 compared to the same period of 2020, primarily driven by significant growth in core funeral revenue of $94.9 million.

- The increase in core funeral revenue of $94.9 million, or 22.3%, was primarily the result of a 21.7% increase in core funeral services performed and a 0.5% increase in core average revenue per service. The core cremation rate increased by only 20 basis points to 52.0%.

- Non-funeral home revenue increased $5.2 million, or 36.1%, as a result of a 25.7% increase in services performed and an 8.3% increase in the average revenue per service.

- Recognized preneed revenue increased $8.6 million, or 26.2%, primarily driven by a 43.4% increase in preneed funeral sales production through our non-funeral home channel as described below.

- Comparable funeral gross profit increased $85.2 million to $189.5 million and the gross profit percentage increased to 31.0%. Funeral margins continued to be positively impacted by growth in higher margin core business activities and a more efficient cost structure.

- Comparable preneed funeral sales production increased $35.3 million, or 16.4%, in the first quarter of 2021 compared to 2020. We experienced a 9.2% increase at our core funeral locations and a 43.4% increase in preneed production through our non-funeral home channel. The increase in comparable preneed funeral sales production was primarily driven by the significant growth in digital and direct mail leads, an increase in location traffic due to higher services performed, and the gradual return of in-person seminars.

## Comparable Cemetery Results

The table below details comparable cemetery results of operations ("same store") for the three months ended March 31, 2021 and 2020. We consider comparable cemetery operations to be those businesses owned for the entire period beginning January 1, 2020 and ending March 31, 2021.

| (Dollars in millions) | Three months ended March 31, | | | |
|---|---|---|---|---|
| | 2021 | 2020 | Var | % |
| **Comparable cemetery revenue:** | | | | |
| Atneed property revenue | $ 44.3 | $ 24.8 | $ 19.5 | 78.6 % |
| Atneed merchandise and service revenue | 80.3 | 60.3 | 20.0 | 33.2 % |
| Total atneed revenue [1] | 124.6 | 85.1 | 39.5 | 46.4 % |
| Recognized preneed property revenue | 218.3 | 116.1 | 102.2 | 88.0 % |
| Recognized preneed merchandise and service revenue | 85.8 | 68.6 | 17.2 | 25.1 % |
| Total recognized preneed revenue [2] | 304.1 | 184.7 | 119.4 | 64.6 % |
| Core revenue [3] | 428.7 | 269.8 | 158.9 | 58.9 % |
| Other revenue [4] | 29.8 | 28.2 | 1.6 | 5.7 % |
| Total comparable revenue | $ 458.5 | $ 298.0 | $ 160.5 | 53.9 % |
| | | | | |
| Comparable gross profit | $ 186.7 | $ 75.5 | $ 111.2 | 147.3 % |
| Comparable gross profit percentage | 40.7 % | 25.3 % | 15.4 % | |
| | | | | |
| **Comparable cemetery preneed and atneed sales production:** | | | | |
| Property | $ 261.6 | $ 145.0 | $ 116.6 | 80.4 % |
| Merchandise and services | 196.0 | 135.2 | 60.8 | 45.0 % |
| Discounts and other | (3.3) | (1.5) | (1.8) | (120.0)% |
| Preneed and atneed sales production | $ 454.3 | $ 278.7 | $ 175.6 | 63.0 % |
| | | | | |
| Recognition rate [5] | 94.4 % | 96.8 % | | |

(1) Atneed revenue represents property, merchandise, and services sold and delivered or performed once death has occurred.

(2) Recognized preneed revenue represents property, merchandise, and services sold on a preneed contract, which were delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of property, merchandise, and services that have been delivered or performed as well as the related merchandise and service trust fund income.

(4) Other revenue is primarily related to endowment care trust fund income, royalty income, and interest and finance charges earned from customer receivables on preneed installment contracts.

(5) Represents the ratio of current period core revenue stated as a percentage of current period preneed and atneed sales production.

- Comparable cemetery revenue increased $160.5 million, or 53.9%, in the first quarter of 2021 compared to the first quarter of 2020. The increase was primarily due to a $158.9 million, or 58.9%, increase in core revenue.

- The core revenue growth of $158.9 million was a result of a $119.4 million, or 64.6%, increase in recognized preneed revenue driven by strong comparable preneed cemetery property sales production for the period as described below and a $39.5 million, or 46.4%, increase in atneed revenue that was driven by an increase in burials performed.

- Comparable cemetery gross profit increased $111.2 million to $186.7 million. The gross profit percentage increased to 40.7%, resulting from the cemetery revenue increases described above coupled with a more efficient cost structure.

- Comparable preneed cemetery sales production increased $130.1 million, or 67.1%, driven by significant increases in sales velocity, sales averages, and large sales. Comparable preneed cemetery sales production continues to benefit from a more productive and efficient sales force, with better utilization of our customer relationship management system, and improved conversion rates from our direct mail and digital lead campaigns. We continued to experience higher conversion and close rates due to the consumer's increased awareness related to the possible impact of COVID-19, coupled with an increase in location traffic due to higher funeral services and burials performed.

## Other Financial Results

- *Corporate general and administrative expenses* increased $4.9 million to $36.7 million in the first quarter of 2021. This was primarily related to increased incentive compensation expenses.

- *Interest expense* decreased $8.5 million to $35.8 million in the first quarter of 2021 primarily due to lower interest rates on our floating rate debt and other debt refinancing activities over the last twelve months.

- The GAAP effective income tax rate for the first quarter of 2021 was 25.3% up from 22.7% in the prior year quarter. The current year effective tax rates are higher compared to the prior year quarter primarily due to lower excess tax benefits on fewer exercises of stock options during the current year.

## Cash Flow and Capital Spending

| (Dollars in millions) | Three months ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | **2021** | | **2020** | |
| Net cash provided by operating activities | $ | 297.6 | $ | 180.0 |
| Cash taxes included in net cash provided by operating activities | $ | 13.3 | $ | 1.6 |

Net cash provided by operating activities increased $117.6 million to $297.6 million in the first quarter of 2021 compared to $180.0 million in the first quarter of 2020. Higher gross profit of $198.5 million drove the strong cash flow, which was partially offset by the timing of funding of one additional payroll for $35.7 million in the first quarter of 2021 and unfavorable working capital changes from the substantial growth of cemetery preneed sales production. Recall that cash receipts related to preneed property sales are generally received on an installment basis over a three to five year period.

A summary of our capital expenditures is set forth below:

| (Dollars in millions) | Three months ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | **2021** | | **2020** | |
| Capital improvements at existing operating locations | $ | 24.1 | $ | 20.3 |
| Development of cemetery property | | 9.5 | | 24.1 |
| Capital improvements at existing operating locations and cemetery development expenditures | | 33.6 | | 44.4 |
| Growth capital expenditures/construction of new funeral service locations | | 8.7 | | 7.9 |
| Total capital expenditures | $ | 42.3 | $ | 52.3 |

Total capital expenditures decreased in the current quarter by $10.0 million, primarily due to a decrease in spend for the development of cemetery property. The capital expenditures for the development of cemetery property were lower than expected due to certain weather and property construction delays. We expect to return to more normalized levels of capital spending later in the year as we catch up on these projects.

# Trust Fund Returns

Total trust fund returns include realized and unrealized gains and losses and dividends and are shown gross without netting of certain fees. A summary of our consolidated trust fund returns as of March 31, 2021 is set forth below:

|  | Three Months |
| --- | --- |
| Preneed funeral | 4.8% |
| Preneed cemetery | 5.2% |
| Cemetery perpetual care | 4.2% |
| Combined trust funds | 4.8% |

# Non-GAAP Financial Measures

Earnings excluding special items and diluted earnings per share excluding special items shown above are non-GAAP financial measures. We believe these non-GAAP financial measures provide a consistent basis for comparison between quarters and years, and better reflect the performance of our core operations, as they are not influenced by certain income or expense items not affecting operations. We also believe these measures help facilitate comparisons to our competitors' operating results.

Set forth below is a reconciliation of our reported net income attributable to common stockholders to earnings excluding special items and our GAAP diluted earnings per share to diluted earnings per share excluding special items. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

| (Dollars in millions, except diluted EPS) | Three months ended March 31, | | | |
| --- | --- | --- | --- | --- |
|  | 2021 | | 2020 | |
|  | Net Income | Diluted EPS | Net Income | Diluted EPS |
| Net income attributable to common stockholders, as reported | $ 228.9 | $ 1.33 | $ 81.9 | $ 0.45 |
| Pre-tax reconciling items: |  |  |  |  |
| Gains on divestitures and impairment charges, net | (1.3) | (0.01) | (4.5) | (0.03) |
| Losses on early extinguishment of debt, net | — | — | 0.1 | — |
| Tax reconciling items: |  |  |  |  |
| Tax effect from special items | 0.3 | — | 1.2 | 0.01 |
| Change in uncertain tax reserves and other | — | — | (0.2) | — |
| Earnings excluding special items and diluted earnings per share excluding special items | $ 227.9 | $ 1.32 | $ 78.5 | $ 0.43 |
| Diluted weighted average shares outstanding |  | 172.4 |  | 183.6 |